

Mail Stop 7010

September 4, 2007

Allen A. Spizzo
Vice President and Chief Financial Officer
Hercules, Inc.
1313 North Market Street
Wilmington, Delaware 19894-0001

> **Re: Hercules, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-K/A Filed March 7, 2007**
> **File No. 1-496**

Dear Mr. Spizzo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 15

1.   We note the significance of your goodwill balance at December 31, 2006 as well as the $52.9 million impairment recorded in 2005 in conjunction with the divestment of FiberVisions. Please expand your disclosures in future filings to address the following items. Refer to Section V of our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.
   - What reporting unit level you utilize to allocate goodwill

- How goodwill is allocated to your identified reporting units
- The process of estimating the fair value of your reporting units
- The significant assumptions utilized
- The impact of a change in the above assumptions

FORM 10-K/A FILED MARCH 7, 2007

Reporting Segment and Geographic Data, page 52

2.   We note your disclosures in MD&A and elsewhere discussing your "segment realignment" which occurred in 2006. We read that the former Pinova division is now aggregated with the Aqualon Group and the synthetic lubricants business was transferred from Aqualon to Paper Technologies and Ventures (PTV). We further note the varying products and markets within the Ventures portion of your PTV segment. Please identify and provide to us your basis for aggregating your operating segments according to paragraph 17 of SFAS 131.

Exhibit 31 – Section 302 Certifications

3.   We note the introduction which identifies the certifying individual and includes that individual's title, which is not required as the certifying officer is signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief